Exhibit 99.2

VOTE ON INTERNET

Go to www.Transhare.com

Click on Proxy Voter Login and log-on using the below control number.

Voting will be open until 11:59 p.m. Eastern Time on September 5, 2026.

CONTROL #

VOTE BY EMAIL

Mark, sign and date your proxy card and return it to

Proxy@Transhare.com.

VOTE BY MAIL
Mark, sign and date your proxy card and mail to Proxy Team Transhare Corporation 17755 US Highway 19 N Suite 140 Clearwater FL 33764

VOTE BY FAX
Mark, sign and date your proxy card and fax it to 1.727.269.5616.

VOTE IN PERSON
If you would like to vote in person. Please attend the extraordinary general meeting (the “Meeting”) to be held on September 5 at 9:00 p.m. Eastern Time (September 6, 2026, at 9 a.m., Beijing Time) at BGM Group Ltd, No. 152 Hongliang East 1st Street, No. 1703, Tianfu New District, Chengdu, PRC 610200.

Please Vote, Sign, Date and Return Promptly in the Enclosed Envelope.

Extraordinary General Meeting Proxy Card- BGM Group Ltd

▼ DETACH PROXY CARD HERE TO VOTE BY MAIL ▼

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR”
FOR PROPOSALS 1-4.

1.	Proposal No. 1 – Revocation of Previous EGM Resolutions (Proposals 3, 4 and 5)

By way of a special resolution, that each of the resolutions passed as Proposals 3, 4 and 5 at the extraordinary general meeting of the Company held on July 9, 2026 (being the resolutions relating to the potential share consolidation, post-share consolidation share capital increase and adoption of new M&A upon each share consolidation and the corresponding post-share consolidation share capital increase proposal, respectively) be and is hereby revoked in its entirety and shall be of no further force or effect, to the extent that such resolutions have not already been implemented.

☐ VOTE FOR ☐ VOTE AGAINST ☐ ABSTAIN

2.	Proposal No. 2 – Share Consolidation Proposal

By way of an ordinary resolution, to approve:

(i)	a share consolidation of the Company’s issued and unissued class A ordinary shares, class B ordinary shares, and preferred shares, at a ratio of thirty (30)-for-one (1) whereby every thirty (30) class A ordinary shares of par value of US$0.0001 each be consolidated into one (1) class A ordinary share of par value of US$0.003, every thirty (30) class B ordinary shares of par value of US$0.0001 each be consolidated into one (1) class B ordinary share of par value of US$0.003 and every thirty (30) preferred shares of par value of US$0.0001 each be consolidated into one (1) preferred share of par value of US$0.003 with immediate effect (the “Share Consolidation”);

(ii)	as a consequence of the Share Consolidation, the Company's authorised share capital be changed:

FROM: US$503,000 divided into 5,000,000,000 class A ordinary shares of par value of US$0.0001 each, 20,000,000 class B ordinary shares of par value of US$0.0001 each, and 10,000,000 preferred shares of par value of US$0.0001 each;

TO: US$503,000, divided into 166,666,666.67 class A ordinary shares of par value of US$0.003 each, 666,666.67 class B ordinary shares of par value of US$0.003 each, and 333,333.33 preferred shares of par value of US$0.003 each.

(iii)	no fractional shares shall be issued to any shareholders in connection with the Share Consolidation, and that each shareholder will be entitled to receive one share of the Company in lieu of the fractional share of that class that would have resulted from the Share Consolidation;

(iv)	the Company's registered office provider be authorised and instructed to attend to the necessary filings with the Registrar of Companies in the Cayman Islands (the “Cayman Registrar”); and

(v)	the registered office provider and/or the transfer agent of the Company be authorised and instructed to update the register of members of the Company and/or the shareholder list of the Company to reflect the Share Consolidation.

☐ VOTE FOR ☐ VOTE AGAINST ☐ ABSTAIN

3.	Proposal No. 3 – Share Capital Increase Proposal

By way of an ordinary resolution, that immediately following the Share Consolidation, the authorised share capital of the Company be increased:

FROM: US$503,000, divided into 166,666,666.67 class A ordinary shares of par value of US$0.003 each, 666,666.67 class B ordinary shares of par value of US$0.003 each, and 333,333.33 preferred shares of par value of US$0.003 each;

TO: US$15,090,000 divided into 5,000,000,000 class A ordinary shares of par value of US$0.003 each, 20,000,000 class B ordinary shares of par value of US$0.003 each, and 10,000,000 preferred shares of par value of US$0.003 each, by the creation of (i) 4,833,333,333.33 class A ordinary shares of par value of US$0.003 each, (ii) 19,333,333.33 class B ordinary shares of par value of US$0.003 each, and (iii) 9,666,666.67 preferred shares of par value of US$0.003 each, with immediate effect (the “Share Capital Increase”).

☐ VOTE FOR ☐ VOTE AGAINST ☐ ABSTAIN

4.	Proposal No. 4 –Amendment to the M&A Proposal

By a special resolution, subject to approval by the shareholders of the Share Consolidation and the Share Capital Increase:

(i)	to amend and restate the fourth amended and restated memorandum and articles of association of the Company by their deletion in their entirety and the substitution in their place with the fifth amended and restated memorandum and articles of association of the Company, in the form annexed to the notice of the Meeting as Appendix 1 (the “Fifth Amended M&A”), to reflect the Share Consolidation and the Share Capital Increase and incorporate certain corporate-governance provisions and housekeeping amendments with immediate effect; and

(ii)	to authorise the Company’s registered office provider to make any necessary filing with the Cayman Registrar in connection with the adoption of the Fifth Amended M&A and authorise the Board to take all further actions and execute all further documents as may be necessary or advisable to carry out the intent of these resolutions.

☐ VOTE FOR ☐ VOTE AGAINST ☐ ABSTAIN

Date	Signature	Signature, if held jointly

Note: This proxy must be signed exactly as the name appears hereon. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by an authorized person.

To change the address on your account, please check the box at the right and indicate your new address: ☐

AC:

BGM Group Ltd

Extraordinary General Meeting of Shareholders

September 5, 2026

BGM Group Ltd

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned shareholder of the Company, hereby acknowledges receipt of the Notice of Extraordinary General Meeting of Shareholders (the “Meeting”) and the Proxy Statement, each dated August 11, 2026, and hereby appoints _________________________ (insert name) of ___________________________________________(insert address) or, if no person is otherwise specified, the chairman of the Meeting, as proxy, with full power of substitution, on behalf and in the name of the undersigned, to represent the undersigned at the Meeting of the Company to be held on September 5, 2026, at 9:00 p.m., Eastern time (September 6, 2026, at 9 a.m., Beijing Time), at No. 152 Hongliang East 1st Street, No. 1703, Tianfu New District, Chengdu, PRC 610200 (or any postponement or adjournment thereof in respect of the resolutions specified on the reverse), and to vote all ordinary shares which the undersigned would be entitled to vote if then and there personally present, on the matters set forth on the reverse (i) as specified by the undersigned below and, (ii) in the discretion of any proxy if no direction is given and upon such other business as may properly come before the Meeting, as set forth in the Notice of the Meeting and in the Proxy Statement furnished herewith.

THIS PROXY WILL BE VOTED IN ACCORDANCE WITH THE VOTING DIRECTIONS SPECIFIED. IF NO VOTING DIRECTIONS ARE SPECIFIED, THE PROXY WILL BE VOTED AT THE DISCRETION OF THE PERSON APPOINTED AS PROXY. IF THIS PROXY IS RETURNED AND NO PROXY HAS BEEN APPOINTED, THE CHAIRMAN OF THE EXTRAORDINARY GENERAL MEETING WILL BE APPOINTED AS YOUR PROXY. IF ANY DIRECTOR OR MANAGEMENT OF THE COMPANY IS APPOINTED AS PROXY AND NO VOTING DIRECTIONS ARE GIVEN, THIS PROXY WILL BE VOTED FOR THE PROPOSALS LISTED ON THE REVERSE SIDE AND IN THE CASE OF OTHER MATTERS THAT LEGALLY COME BEFORE THE MEETING OR ANY ADJOURNMENTS THEREOF.

☐  Please check here if you plan to attend the Extraordinary General Meeting of Shareholders on September 5, 2026, at 9:00 p.m., Eastern time (September 6, 2026, at 9 a.m., Beijing Time).

PLEASE INDICATE YOUR VOTE ON THE REVERSE SIDE

(Continued and to be signed on Reverse Side)